Exhibit 99.2
Chapter B of the Periodic Report

Directors' Report on the State of the Company's Affairs
for the year ended December 31, 2009

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as "the Group"), for the year ended December 31, 2009.

Commencing August 21, 2009, the Company ceased to consolidate the financial statements of DBS into its financial statements, and from that date its investment in DBS is stated by the equity method. At the date of termination of consolidation, the Company set the fair value of its investment in DBS at NIS 1,175 million,* and recognized a profit of NIS 1,538 million (see Note 5 to the financial statements). However, the Company is still reporting on the multi-channel television operation as a segment in the financial statements.

The Group's balance sheet in 2007 and 2008 include balances of the multi-channel television segment; however, the statements of income for those years have been restated and do not include the results of operations in that segment.
Furthermore, the cash flows of the Group in 2007 and 2008 include the operations of that segment.

The Group continues to report on four main segments in its financial statements:

1)	Domestic fixed-line communications.
2)	Cellular
3)	International communications, internet service and NEP
4)	Multi-channel television

Profit for the reporting year (including the profit from termination of consolidation) amounted to NIS 3,541 million compared with NIS 1,521 million in the prior year. The profit attributed to the owners of the Company amounted to NIS 3,603 million, compared with NIS 1,627 million in the prior year.

The exceptional increase in profit stemmed from setting the fair value of the Company's investment in DBS as aforesaid in the third quarter of 2009. A further increase in profit for the year stemmed from a rise in revenues from NIS 11,015 million to NIS 11,519 million, and a decrease in finance expenses from finance expenses of NIS 140 million to finance income of NIS 31 million.  This rise was moderated by an increase in total costs from NIS 8,375 million to NIS 8,547 million. The increase in profit was in all the main segments (reduction of the loss in the multi-channel television segment). See below for further details.

*	In this translation of the Directors' Report, all amounts should be understood by the reader to be rounded to the nearest million or thousand, as the case may be.

A.  EXPLANATIONS OF THE BOARD OF DIRECTORS FOR THE STATE OF THE
CORPORATION'S AFFAIRS, THE RESULTS OF ITS OPERATIONS, ITS EQUITY, CASH
FLOWS AND OTHER TOPICS

1.	Financial position

A.	The financial statements are prepared in accordance with International Financial Reporting Standards (IFRSs)

B.
The Group's assets at December 31, 2009 amounted to NIS 13.94 billion, compared with NIS 14.31 billion on December 31, 2008, of which NIS 5.3 billion (38%) are property, plant and equipment, compared with NIS 6.04 billion (42%) on December 31, 2008.

The decrease in the Group’s assets stemmed primarily from the termination of the consolidation of DBS in the financial statements of the Company and from recording the Company's investment in DBS by the equity method (DBS's assets at December 31, 2008 amounted to NIS 1.13 billion). The decrease was reflected mainly in property, plant and equipment and in broadcasting rights. Intangible assets also decreased due to the write-off of the goodwill. The decrease offset the fair value determination of the investment in DBS on the date of termination of the consolidation at NIS 1,175 million.

In the fixed-line domestic communications segment, total assets increased, excluding investment in associates, compared with the prior year by NIS 87 million. The increase stemmed mainly from a rise in the cash balances, which was offset by a decrease in deferred tax balances.

In the cellular segment, assets increased from NIS 4.64 billion on December 31, 2008 to NIS 4.99 billion at December 31, 2009. Most of the increase was due to a rise in trade balances, mainly as a result of increased revenue from sales of terminal equipment on installments. Inventory balances of terminal equipment also increased. The increase was moderated by a decrease in cash balances, mainly due to dividends paid.

In the international communication, internet and NEP services segment, assets increased from NIS 994 million on December 31, 2008 to NIS 1,106 million on December 31, 2009. Most of the increase is in other long-term assets, in respect of additional purchases of usage rights in capacity for expanding the ability to operate in the segment.

In the multi-channel television segment there was a moderate increase in total assets, from NIS 1,132 million on December 31, 2008 to NIS 1,206 million at December 31, 2009, which was derived mainly from an increase in broadcasting rights and in net investment balances in intangible assets.

C.
The Group's debt to financial institutions and debenture holders at December 31, 2009 amounted to NIS 4.14 billion, compared with NIS 6.1 billion on December 31, 2008. The decrease is mainly due to the termination of the consolidation of DBS in the Company's financial statements (DBS's debt to financial institutions and debenture-holders at December 31, 2008 was NIS 1.75 billion). In addition, there was a decrease in the cellular segment due repayment of debentures and loans. In the domestic fixed line communications segment, debt decreased due to the repayment of debentures but the decrease was moderated by receipt of loans.

2.	Results of operations

A.	Principal results

The Group’s revenue in 2009 amounted to NIS 11.52 billion, compared with NIS 11.01 billion in the prior year, an increase of 4.6%. Most of the increase stemmed from the cellular segment, and was partially offset by a decrease in the domestic fixed-line communications segment.

The Group’s depreciation and amortization expenses in 2009 amounted to NIS 1,485 million compared with NIS 1,458 million in the prior year, an increase of 1.9%. Most of the increase was in the cellular segment, which was partially offset by a decrease in the domestic fixed-line communications segment.

In 2009 the Group’s salary expense amounted to NIS 1,990 million compared with NIS 2,161 million in the prior year, a decrease of 7.9%. The decrease stemmed from a decline in salary expenses in all the segments consolidated by the Company in its financial statements.

The Group’s operating and general expenses in 2009 amounted to NIS 4,871 million compared with NIS 4,660 million in the prior year, an increase of 4.5%. The increase stems primarily from a rise in expenses in the cellular segment, which was moderated by a decrease in expenses in the domestic fixed-line communications segment.

Other operating expenses, net, amounted to NIS 201 million compared with NIS 96 million in the prior year, an increase of 109.4%. The increase stemmed from the domestic fixed-line communications segment.

B.	Operating segments Below are operations data by segment presented in accordance with the Group’s operating segments:

	1-12/2009		1-12/2008
Revenue by operating segment	NIS millions	% of total revenue	NIS millions	% of total revenue
Domestic fixed-line communications	5,303	46.0%	5,498	49.9%
Cellular	5,376	46.7%	4,713	42.8%
International communications, Internet and NEP	1,318	11.4%	1,306	11.9%
Multi-channel television services	1,530	13.3%	1,513	13.7%
Other	74	0.6%	75	0.7%
Adjustments*	(2,082)	(18.0)%	(2,090)	(19.0)%
Total	11,519	100%	11,015	100%

* Mainly multi-channel television operations not included in the consolidated financial statements.

	1-12/2009		1-12/2008
Operating profit by operating segment	NIS millions	% of total revenue	NIS millions	% of total revenue
Domestic fixed-line communications	1,523	28.7%	1,475	26.8%
Cellular	1,190	22.1%	933	19.8%
International communications, Internet and NEP	261	19.8%	242	18.5%
Multi-channel television services	248	16.2%	177	11.7%
Other	4	5.4%	-	-
Adjustments*	(254)		(187)
Total	2,972	25.8%	2,640	24.0%

* Mainly multi-channel television operations not included in the consolidated financial statements.

Domestic fixed-line communications segment

Revenue:

Revenue in 2009 amounted to NIS 5.303 billion compared with NIS 5.498 billion in the prior year, a decrease of 3.5%.

The decline in the segment’s revenue stemmed mainly from a decrease in the number of lines and in call traffic, and from a decrease in interconnect fees to the cellular networks (with a concurrent decrease in the expense). Other services in the segment also declined, including a decrease in revenue from satellite services due to the sale of the segment's satellite communications operation in November 2008. The decrease was moderated mainly by an increase in revenue from high-speed internet, data communication and transmission.

Costs and expenses:

Depreciation and amortization expenses in 2009 amounted to NIS 794 million compared with NIS 852 million in the prior year, a decrease of 6.8%. The decrease was derived mainly from the end of the depreciation of property, plant and equipment.

Salary expenses in 2009 amounted to NIS 1,094 million compared with NIS 1,202 million in the prior year, a decrease of 9%. The decrease in salary expenses stemmed primarily from a rise in the attribution of salary to property, plant and equipment, inter alia, due to work on deployment of the NGN.

Operating and general expenses in 2009 amounted to NIS 1,690 million compared with NIS 1,873 million in the prior year, a decrease of 9.8%. The decrease stemmed primarily from a decrease in interconnect expenses to the cellular networks together with a decrease in revenues from interconnect fees, from an increase in expenses capitalized for investment, and from the application of efficiency measures which led to a decrease in operating expenses. The royalty expense also decreased, mainly following amendment of the Communications (Telecommunications and broadcasts) (Royalties) Regulations, 5761-2001. The amendment includes exemption, commencing January 1, 2004 (see Note 19C to the financial statements), from payment of royalties in respect of revenue from high-speed data communication services. As a result, the royalty expense decreased in the fourth quarter of 2009 by NIS 32 million.

Other operating expenses, net, in 2009 amounted to NIS 202 million compared with NIS 96 million in the prior year. The increase in expenses stemmed primarily from an increase in retirement expenses for early retirement severance pay from NIS 165 million in 2008 to NIS 267 million in 2009 (see Note 17D to the financial statements).

Profitability:

Operating profit in the segment in 2009 amounted to NIS 1.523 billion compared with NIS 1.475 billion in the prior year, an increase of 3.3%. The improvement in operating profit stems from the changes described above in the revenue and expense items.

Cellular segment

Revenue:

In 2009 revenue in the segment amounted to NIS 5.376 billion compared with NIS 4.713 billion in the prior year, an increase of 14.1%.

The increase stemmed from a rise in revenue from the sale of terminal equipment, due mainly to a rise in prices with the transition to the new network. Revenue also increased from services as a result of an increase in the number of subscribers and a rise in average revenue per user (ARPU), primarily from increased revenue from content services.

Costs and expenses:

Depreciation and amortization expenses in 2009 amounted to NIS 603 million compared with NIS 523 million in the prior year, an increase of 15.3%. The increase stems mainly from operation of the new network using HSPA/UMTS technology alongside the existing network. Amortization expenses for subscriber acquisition also increased.

Salary expenses in 2009 amounted to NIS 601 million compared with NIS 638 million in the prior year, an increase of 5.8%. The decrease in the salary expense stemmed primarily from a decrease in the share-based payment plan for managers, as well as from a decrease in the average number of positions.

Operating and general expenses in 2009 amounted to NIS 2.982 billion compared with NIS 2.619 billion in the prior year, an increase of 13.9%. The increase stemmed primarily from a rise in the prices of terminal equipment purchased, and from an increase in the number of active cellular sites.

Profitability:

Operating profit in the segment in 2009 amounted to NIS 1,190 million compared with NIS 933 million in the prior year, an increase of 27.5%. The improvement in operating profit stems from the changes described above in the income and expense items.

International communications, internet and NEP segment

Revenue:

In 2009, revenue in the segment amounted to NIS 1.318 billion compared with NIS 1.306 billion in the prior year, an increase of 1%. The increase in revenue stems primarily from internet services, and relates to an increase in the number of broadband customers, an increase in call transfer activity among communications operators worldwide, an increase in integration operations, and an increase in data operations. Conversely, revenue from outgoing traffic minutes declined, mainly as a result of a decrease in traffic volume. Revenue from sales of private exchanges (PBX) also decreased.

Costs and expenses:

Depreciation expenses in 2009 amounted to NIS 84 million compared with NIS 80 million in the prior year, an increase of 5%. The increase stems from further acquisition of usage rights in capacities and amortization of subscriber acquisition expenses.

Salary expenses in 2009 amounted to NIS 242 million compared with NIS 260 million in the prior year, a decrease of 7%. The decrease in the salary expense stems from a reduced headcount, a decrease in the share-based payment plan for managers, and from capitalization of sales staff commissions for subscriber acquisition.

Operating and general expenses in 2009 amounted to NIS 731 million compared with NIS 724 million in the prior year, an increase of 1%, concurrent with changes in the segment's income.

Profitability:

Operating profit in the segment in 2009 amounted to NIS 261 million compared with NIS 242 million in the prior year, an increase of 7.9%. The improvement in operating profit stems from the changes described above in the income and expense items.

Multi-channel television segment (stated by the equity method)

Revenue:

Revenue in the segment in 2009 amounted to NIS 1.530 billion compared with NIS 1.513 billion in the prior year, an increase of 1.1%. The increase in revenue stemmed mainly from a rise in revenue from advanced services and premium channels, and from an increase in the number of subscribers. Conversely, as a result of revision of the internet agreement with the Company, revenue from internet services decreased by NIS 45 million in 2009.

Costs and expenses:

Depreciation and amortization expenses in 2009 amounted to NIS 234 million compared with NIS 250 million in the prior year, a decrease of 6.4%. The decrease resulted from extension of the customer commitment period in campaigns, which affected the depreciation rate for installations.

Salary expenses in 2009 amounted to NIS 206 million compared with NIS 195 million in the prior year, an increase of 5.6%. The increase stems from an increase in the number of telephone service center attendants, and from expansion of the technical service array while reducing outsourcing services.

Operating and general expenses in 2009 amounted to NIS 842 million compared with NIS 890 million in the prior year, a decrease of 5.4%. The decrease in these expenses stemmed primarily from a reduction in internet operations following the revised agreement with the Company, offset by a rise in content costs.

Profitability:

Operating profit in the segment in 2009 amounted to NIS 248 million compared with NIS 177 million in the prior year, an increase of 40%. The improvement in operating profit stems primarily from the above-mentioned increase in income and expense items.

C.	Finance income, net

The Group’s net finance income in 2009 amounted to NIS 31 million compared with net finance expenses of NIS 140 million in the prior year.

The reasons for the material decrease in the Group's financing expenses are the following:

In 2009, income from hedging transactions increased. The Group's debt to financial institutions and debenture holders is mainly linked to the CPI, and finance expenses are affected by changes in that index. In the reporting year, the rate of the rise in the CPI decreased compared with the prior year, so that revaluation of the liabilities led to a decrease in finance expenses of the Group compared with the prior year. In addition, there was a decrease in financial debt. Furthermore, income was recorded from the realization of an investment of a venture capital fund (Stage One).

Most of the change stems from the domestic fixed-line communications segment, for the reasons described above.

D.	Income tax

The Group's tax expenses in the reporting year amounted to NIS 807 million, representing 27.2% of pre-tax profit, compared with NIS 719 million in the prior year and 28.7% of pre-tax profit. Most of the decrease in the tax rate for pre-tax profit is due to the reduction in the tax rate and taxes of prior years. The decrease was offset by the decrease in deferred tax assets, net, as a result of the lower tax rate, as explained in Note 9 to the financial statements.

E.	Discontinued operation

Profit from a discontinued operation in 2009 amounted to NIS 1.379 billion, compared with a loss of NIS 265 million in the prior year. For additional information, see Note 5 to the financial statements.

F.	Key data from the Group’s consolidated income statements (in NIS millions)

	Q1 2009	Q2 2009	Q3 2009	Q4 2009	2009	2008	Increase (Decrease)%

Ongoing operations
Income	2,791	2,872	2,924	2,932	11,519	11,015	504	5%
Costs and expenses(1)	1,992	2,054	2,049	2,452	8,547	8,375	172	2%
Operating profit	799	818	875	480	2,972	2,640	332	13%
Finance income (expenses) net	30	(1)	(16)	18	31	(140)	171	-
Profit after finance income (expenses), net	829	817	859	498	3,003	2,500	503	20%
Equity in profits (losses) of associates	2	2	(12)	(26)	(34)	5	(39)	-
Profit before income tax	831	819	847	472	2,969	2,505	464	19%
Income tax	221	222	259	105	807	719	88	12%
Profit for the year from ongoing operations	610	597	588	367	2,162	1,786	376	21%
Profit (loss) for the period from discontinued operation(2)	(1)	(95)	1,475	-	1,379	(265)	1,644	-
Profit for the period	609	502	2,063	367	3,541	1,521	2,020	133%
Attributable to:
The Company’s equity holders	608	541	2,088	366	3,603	1,627	1,976	121%
Non-controlling interest	1	(39)	(25)	1	(62)	(106)	44	42%
Profit for the period	609	502	2,063	367	3,541	1,521	2,020	133%

Comparison of 2009 fourth quarter results with the results of the third quarter

Details of the material changes:

1.
Total costs and expenses increased in the fourth quarter by NIS 403 million compared with the prior quarter. Most of the increase stems from the domestic fixed-line communications segment, as a result of recording a provision of NIS 267 million for early retirement (see Note 17D to the financial statements).

In addition, the salary expense increased by NIS 51 million, of which NIS 25 million in the domestic fixed-line communications segment following revision of actuarial liabilities.

Expenses form the purchase of terminal equipment in the cellular segment also increased, by NIS 55 million, and selling expenses increased by NIS 20 million.

2.	In the third quarter of 2009, profit from an operation that was discontinued during that quarter was included (see Note 5 to the financial statements).

3.	Shareholders' equity

Equity attributed to the Company's controlling shareholders at December 31, 2009 amounted to NIS 6.54 billion, accounting for 47% of the total balance sheet, compared with NIS 4.71 billion and 33% of the total balance sheet as of December 31, 2008. The increase in shareholders' equity stems primarily from the Group's profit, which was partially offset by the distribution of a dividend on NIS 1.94 billion during the year.

4.	Cash flows

Consolidated cash flow for 2009 includes the cash flow from the operations of DBS through August 20, 2009 (for details of the amounts, see Note 5 to the financial statements).

Consolidated cash flows generated by operating activities in 2009 amounted to NIS 3.91 billion, compared with NIS 3.41 billion in the prior year, an increase of NIS 500 million. Most of the increase stems from the domestic fixed-line communications segment. There is also a rise in the international communications, internet and NEP segment, which was offset by a decrease in the cellular segment. The source of the increase in cash flows from operating activities is mainly an increase in operating profit, a change in the balances of trade payables and other payables, and a decrease in payments in respect of early retirement. The increase was partially offset mainly by an increase in the balances of trade receivables and inventory in the cellular segment.

Cash flows generated by operating activities are one of the sources of financing for the Group’s investments, which during the reporting year included NIS 1,363 million invested in development of communications infrastructures and NIS 349 million in intangible assets and deferred expenses, compared with investments amounting to NIS 1,300 million and NIS 469 million, respectively, in the prior year. In addition, NIS 134 million were invested in current investments, net, compared with realization of NIS 321 million in the prior year.

In the reporting year, the Group repaid debts and paid interest of NIS 1,145 million, of which NIS 682 million was on account of debentures, NIS 109 million on account of loans, and NIS 354 million on account of interest payments. In contrast, the Group received loans of NIS 400 million, short-term credit of NIS 48 million, and NIS 129 million in proceeds from the exercise of stock options for employees – compared with repayment of debt and interest payments of NIS 1,155 million in the prior year.

In the reporting year, a cash dividend of NIS 1.94 billion was paid, compared with NIS 1.51 billion in the prior year.

The monthly average balance of short-term bank credit in 2009 amounted to NIS 54 million. The monthly average of long-term liabilities to financial institutions and debenture holders in 2009 amounted to NIS 5,367 million.

Average credit from suppliers in the reporting year was NIS 1,322 million and the average short-term customer credit was NIS 2,451 million. The average long-term customer credit was NIS 753 million.

The working capital surplus of the Group at December 31, 2009 amounted to NIS 10 million, compared with a working capital deficit of NIS 1,290 million as of December 31, 2008.  Most of the decrease in working capital stems from the termination of the consolidation of the financial statements of DBS in the financial statements of the Company (the working capital deficit of DBS at December 31, 2008 was NIS 1,330 million). In addition, working capital improved in the cellular segment, which was offset by an increase in the working capital deficit in the domestic fixed-line communications segment and a decrease in working capital in the international communications, internet and NEP segment.

The Company has a capital deficit of NIS 769 million at December 31, 2009. The Board of Directors of the Company reviewed the Company's projected cash flows, including sources of credit and the options for raising it, and determined that despite the working capital deficit, the Company does not have a liquidity problem.

The above information includes forward-looking information based on the Company's assessments. Actual results might differ significantly from those assessments if a change occurs in one of the factors taken into account in making them.

5.	Explanations of the Board of Directors relating to exposure to market risks and their management (Part B below)

Below are summaries of the sensitivity test tables shown in part B.

Sensitivity to changes in the USD/NIS exchange rate

2009	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Total	(116)	(57)	(1,206)	58	116

2008	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.802	-5%	-10%
Total	(92)	(45)	(1,183)	45	88

Sensitivity to changes in the CPI

2009	Profit (loss) from changes			Fair value	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Total	(51)	(6)	(3)	(3,814)	3	6	51

2008	Profit (loss) from changes			Fair value	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Total	(75)	(10)	(5)	(6,815)	5	10	75

Sensitivity to changes in real shekel interest

2009	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%		-5%	-10%
Total	(56)	(27)	(2,768)	29	63

2008	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%		-5%	-10%
Total	78	40	(5,417)	(40)	(80)

Sensitivity to changes in nominal shekel interest

2009	Profit (loss) from changes			Fair value	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Total	(7)	(6)	(3)	1,606	3	7	7

2008	Profit (loss) from changes			Fair value	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Total	13	10	6	948	(6)	(11)	(14)

Sensitivity to changes in the dollar interest rate

On December 31, 2009 the Group's exposure to changes in the dollar interest rate is negligible.

2008	Profit (loss) from changes			Fair value	Profit (loss) from changes
	15%	10%	5%		-5%	-10%	-15%
Total	20	13	7	(532)	(7)	(14)	(21)

Termination of the consolidation of the financial results of DBS reduced the Group's exposure to changes in the CPI by NIS 2.574 billion, the exposure to changes in the real shekel interest rate by NIS 2.062 billion, the exposure to changes in the nominal interest rate by NIS 804 million, and the exposure to changes in the dollar interest rate by NIS 535 million. The exposure to changes in the dollar exchange rate decreased as a result of the termination of the consolidation by NIS 632 million, most of which was offset by a rise in the volume of firm commitments with other suppliers.

The linkage bases report at December 31, 2009 shows a decrease of NIS 3.021 billion in the CPI-linked liabilities, net, compared with the report on December 31, 2008, of which NIS 2.551 billion is in respect of termination of the consolidation of DBS. The decrease is also attributed to repayment of debentures and loans in the Group.  For additional details, see Note 32 to the financial statements.

In 2009, the Company implemented a policy of financial risk management adopted by the Board of Directors of the Company on June 26, 2008 (see Section B. below).

6.	The link between the compensation awarded pursuant to Article 21 and the contribution of the recipient to the corporation, for each of the five highest-salaried officers

The Board of Directors believes that the compensation paid to the five senior officers as described in Section 7A of Chapter D of the Periodic Report is fair and reasonable considering the size of the corporation, the scope and complexity of its operations and business, and the assignments and responsibility shouldered by the senior officers. The considerations guiding the Board of Directors of the Company (or of the subsidiary, as the case may be) in determining the compensation of the senior officers were based, inter alia, on the status and position of each of them, his contribution to the advancement of the corporation and its financial results. Moreover, the Board of Directors believes that compared with companies that have published their financial statements at the date of this report, the scope of remuneration of these senior officers does not deviate from what is customary to similar corporations in Israel.

B. EXPOSURE TO AND MANAGEMENT OF MARKET RISKS

Responsibility for management of the Company’s market risks

The person responsible for management of the Company's market risks is Deputy CEO and CFO Alan Gelman. For details of his education and experience, see Section 12(c) in Chapter D of the Periodic Report.

Market risks and the Company's risk management policy

The Company is exposed to market risks as a result of changes in interest rates, exchange rates, inflation, the prices of raw materials and equipment, and the prices of securities.

In 2009, the Company acted in accordance with a financial exposure management policy adopted by the Board of Directors of the Company on June 26, 2008. Pursuant to that policy, the Company takes partial hedging actions depending on the circumstances and its own judgment, primarily for reducing its exposure to a change in the CPI and to a change in foreign currency exchange rates. The Company monitors and reviews the Group's exposure management every month, including, when necessary, making recommendations for change if required, in the exposure management.

In cases where the responsible level considers a deviation from targets, its recommendations are brought to the Board of Directors of the Company.

Inflation – The Company has a significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of a rise in inflation. The rate of inflation also affects the Company's operating income and operating in the course of the year.

In addition, the Company's tariff updating mechanism, which was laid down in regulations and is reviewed once a year, is influenced by the CPI. As a result, the annual rate of inflation and its distribution over the year can have a material influence on the erosion of the Company's tariffs and on its revenues over the year. The rate of inflation affects the Company's expenses but some of these, mainly the salary expense, have other direct or indirect linkage mechanisms.

In order to minimize the exposure to inflation, the Board of Directors of the Company decided to implement full or partial hedging, at its discretion, in accordance with the following:

A.	Hedging activity will be implemented mainly by means of CPI-shekel forward transactions which guarantee a defined rise in the CPI over a designated period.

B.
Transactions will be made after deliberation and in accordance with market trading restrictions and on occasions where the price is deemed to be attractive in relation to the Bank of Israel Average Inflation Target.

C.	It will be possible to reduce a hedging position by closing existing transactions before their expiration date.

D.
As long as this exposure is more than NIS 500 million, the hedging rate will not be less than 20% of the exposure and will not exceed 80%; where the exposure is less than NIS 500 million, the hedging rate will not exceed 50% of the exposure.

The Company made hedging transactions against the CPI in order to minimize the risk.

The Company incurred no material costs in making these hedging transactions since they were made as forward transactions. The financial statements include finance income of NIS 60 million from these transactions.

Interest – The Company’s exposure to change in the interest rate largely depends on the character of its financial liabilities and assets as well as future financing needs.  Most of the Company’s debt bears fixed interest, and therefore a change in the interest rate will affect its fair value rather than its carrying value.

The Company has investments in negotiable bonds that are stated in the Company's books at their market value. This market value is influenced by changes in the interest rates in the economy. At the date of publication of the financial statements, these investments are negligible.

At the date of this report, the Company does not hedge against the exposures described above. It is not inconceivable, however, that it will do so in future market circumstances. Furthermore, the Company takes into account such influences when considering the types of loans it takes and when managing its investment portfolio.

Exchange rates – A change in the shekel exchange rate constitutes economic exposure in that it can affect the Company's future profit and cash flows, mainly the repayment of currency-linked liabilities and payments for the currency-linked purchase of equipment and raw materials.

In order to minimize this exposure, the Board of Directors decided that the Company should hedge its accounting exposure against exchange rate risks, subject to the following principles and rules:

a.	The unhedged equity exposure to exchange rate risks will not exceed a sum equivalent to USD 200 million

b.
Purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, and that decision will be part of the purchase and/or investment decision itself.

The Company incurred no significant costs in making hedging transactions against the exchange rate, since they were made as forward transactions. The financial statements include finance income of NIS 0.5 million from these transactions.

Prices of raw materials and equipment – The cash flow generated by the Company's operations is used partially for investment in equipment. The prices of the equipment are affected by the indices to which they are linked, including industry price indices, exchange rates and global prices. The Company does not hedge against this exposure.

Copper scrap prices – The Company is exposed to changes in copper prices that result in a change in the residual value of its copper cable infrastructure. In preparation for withdrawing the copper cables at the same time as deploying the NGN, and in view of the significant flows expected from sale of the copper and the volatility of its price, the Board of Directors of the Company approved, after the balance sheet date, principles for making transactions to hedge the exposure to the value of the copper assets that will be sold as part of the NGN project.

Risks and risk management in the consolidated companies

According to the decision of the Board of Directors, each of the companies in the Group is required to maintain a risk management policy and routinely monitor performance. The persons responsible for management of the market risks in the principal consolidated companies are the CFOs of those companies. Pelephone’s policy is to partially hedge its accounting and cash flow exposure to market risks based on its assessments and expectations of the parameters affecting the risk.

For more information about financial risk management in the Group, see Note 31 to the financial statements.

Linkage base report – Note 32 to the Financial Statements includes information on the linkage terms of the financial balances in the Group.

Below is an analysis of the sensitivity of the Group’s assets and liabilities to changes in foreign currency exchange rates, the CPI, interest rates, and market prices of securities.

Sensitivity analysis for 2009 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2009

The table shows the items sensitive to changes in the dollar/shekel exchange rate.  The sensitivity of the items in the balance sheet was examined, as were off-balance-sheet items. The firm commitments are off-balance-sheet commitments, denominated in and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounting future cash flow. The Group has minor exposure to changes in the exchange rate of other foreign currencies, with the exception of the US dollar.

	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.775	-5%	-10%
Cash	2	1	23	(1)	(2)
Trade receivables	6	3	60	(3)	(6)
Long-term trade receivables	1	-	5	-	(1)
Investments	3	2	31	(2)	(3)
Trade payables, other payables and credit balances	(26)	(13)	(257)	13	26
Firm commitments – suppliers	(93)	(46)	(929)	46	93
Firm commitments – rent	(4)	(2)	(36)	2	4
Guarantees	(10)	(5)	(101)	5	10
Hedging instruments not recognized for accounting
Dollar/shekel forward transactions	4	2	(1)	(2)	(4)
Dollar/shekel put option	1	1	(1)	(1)	(3)
Dollar/shekel call option	-	-	-	1	2
Total	(116)	(57)	(1,206)	58	116

Sensitivity to changes in the CPI – 2009

A sensitivity analysis of 5% and 10% (up and down) was prepared on an inflation assessment of 2% per year, based on the Average Inflation Target at the Bank of Israel. Also analyzed was an extreme scenario of 1.5% per month (up and down), according to a historical review of the past ten years (a monthly change of 1.5% in April 2002) of change in the CPI.

The Group has an investment in loans to an associate which is treated by the equity method, and a liability in respect of debentures and loans that are linked to the CPI. The Group also has firm commitments (for rent, vehicle leasing agreements and agreements with suppliers), which are linked to the CPI. The fair value of the firm commitments was calculated by discounting future cash flow.

	Profit (loss) from changes			Fair value	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Loans to an associate treated by the equity method	18	2	1	1,182	(1)	(2)	(18)
Trade receivables	-	-	-	35	-	-	-
Long-term trade receivables	1	-	-	91	-	-	(1)
Other liabilities and provisions	(6)	(1)	-	(412)	-	1	6
Firm commitments – vehicle leasing	(3)	-	-	(158)	-	-	3
Firm commitments – suppliers	-	-	-	(25)	-	-	-
Firm commitments – rent	(7)	(1)	-	(490)	-	1	7
Guarantees	(1)	-	-	(37)	-	-	1
Debentures issued to financial institutions and others	(11)	(1)	(1)	(734)	1	1	11
Debentures issued to financial institutions and others	(5)	(1)	-	(345)	-	1	5
Debentures issued to the public – Series 4	(11)	(1)	(1)	(733)	1	1	11
Debentures issued to the public – Series 5	(30)	(4)	(2)	(1,974)	2	4	30
Bank loans	(4)	-	-	(235)	-	-	4
Hedging instruments not recognized for accounting
CPI forward transactions	8	1	-	21	-	(1)	(8)
Total	(51)	(6)	(3)	(3,814)	3	6	51

Sensitivity to changes in real shekel interest rates – 2009

The Group’s companies have an investment in an associate accounted by the equity method at fixed interest and linked to the CPI, as well as a liability in respect of CPI-linked debentures at fixed interest. These instruments are sensitive to changes in the real shekel interest rate. The fair value of the loan to an associate was calculated by discounting future cash flow at an average interest of 10.36%, which is the effective rate that includes the risk component of the associate.

Debentures issued to the public – Series 4, were traded on December 31, 2009 with a yield of 0.32% and an average duration of 0.9. Debentures issued to the public – Series 5, were traded on December 31, 2009 with a yield of 2.18% and an average duration of 3.57 Changes in the fair value of the debentures was calculated by discounting future cash flow. The fair value of the debentures is stated at the stock market value, i.e. by multiplying the market price on December 31, 2009 by the quantity of the issued nominal value. The fair value of non-negotiable debentures was calculated by discounting the future cash flow at an average interest rate of 0.82% to 4.25%. CPI linked bank loans sensitive to changes in real shekel interest rates, were discounted at an average interest rate of 2.44%.

	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%		-5%	-10%
Long-term receivables	-	-	50	-	-
Loans to an associate treated by the equity method	(79)	(40)	1,182	42	86
Debentures issued to financial institutions and others	7	4	(734)	(4)	(7)
Debentures issued to financial institutions and others	-	-	(345)	-	-
Debentures issued to the public – Series 4	-	-	(733)	-	-
Debentures issued to the public – Series 5	15	8	(1,974)	(8)	(15)
Bank loans	1	1	235	(1)	(1)
Hedging instruments not recognized for accounting
CPI forward transactions	-	-	22	-	-
Total	(56)	(27)	(2,768)	29	63

Sensitivity to changes in nominal shekel interest rates – 2009

The sensitivity analysis of the shekel interest rate includes another scenario (12% up and 12% down), which examines the most extreme daily change that occurred in the past ten years (a daily change of 12% in December 2001). The Group has trade receivables that are paid in installments. The fair value of these balances was calculated by discounting the future cash flow at an average interest rate between 3.957% and 5.26%.

	Profit (loss) from changes			Fair value	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Trade and other receivables paid in installments	(9)	(7)	(4)	1,504	4	8	9
Investments, deposits and debit balances	-	-	-	83	-	-	-
Hedging instruments not recognized for accounting
CPI forward transactions	2	1	1	21	(1)	(1)	(2)
Dollar / shekel forward transactions	-	-	-	(1)	-	-	-
Options
Dollar / shekel put option	-	-	-	(1)	-	-	-
Total	(7)	(6)	(3)	1,606	3	7	7

Sensitivity analysis 2008 (in NIS millions)

Sensitivity to changes in the USD/NIS exchange rate – 2008

The table shows the items sensitive to fluctuations in the dollar/shekel exchange rate.  The sensitivity of the items in the balance sheet was examined, as were off-balance sheet items. The firm commitments are off-balance sheet commitments, denominated and/or linked to the dollar and therefore sensitive to changes in the exchange rate. The fair value of the firm commitments was calculated by discounted future cash flow. The Group has minor exposure to changes in the exchange rate of other foreign currencies, with the exception of the US dollar.

	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%	At a dollar rate of 3.802	-5%	-10%
Cash	1	1	12	(1)	(1)
Accounts receivable	7	3	70	(3)	(7)
Long-term accounts receivable	1	1	15	(1)	(1)
Investments	5	3	50	(3)	(5)
Suppliers	(25)	(13)	(251)	13	25
Firm commitments - suppliers	(42)	(21)	(417)	21	42
Firm commitments – space segments	(54)	(27)	(539)	27	54
Firm commitments – vehicle leasing	(1)	(1)	(14)	1	1
Firm commitments - rent	(4)	(2)	(36)	2	4
Guarantees	(7)	(4)	(75)	4	7
Hedging instruments not recognized for accounting
Dollar/shekel forward transactions	22	11	3	(11)	(22)
Options
Dollar/shekel sale option	2	2	(3)	(3)	(7)
Dollar/shekel purchase option	3	2	2	(1)	(2)
Total	(92)	(45)	(1,183)	45	88

Sensitivity to changes in the CPI – 2008

A sensitivity analysis of 5% and 10% (up and down) was conducted on an inflation assessment of 2% per year, based on the Average Inflation Target at the Bank of Israel. The analysis of sensitivity to changes in the CPI includes an additional scenario of 1.5% per month (up and down) which examines the most extreme monthly change in the CPI which occurred in the past ten years (a monthly change of 1.5% in April 2002).

The Group has debentures and loans from banks and other sources, which are linked to the CPI. The Group also has firm commitments (for rent, vehicle leasing and agreements with suppliers), which are linked to the CPI. The fair value of the firm commitments was calculated by discounting the future cash flow.

	Profit (loss) from changes			Fair value	Profit (loss) from changes
	1.5%	0.2%	0.1%		-0.1%	-0.2%	-1.5%
Accounts receivable	-	-	-	24	-	-	-
Long-term trade receivables	1	-	-	35	-	-	(1)
Other liabilities and provisions	(2)	-	-	(155)	-	-	2
Other long-term liabilities	-	-	-	(6)	-	-	-
Firm commitments – vehicle leasing	(3)	-	-	(215)	-	-	3
Firm commitments – suppliers	(1)	-	-	(36)	-	-	1
Firm commitments - rent	(9)	(1)	(1)	(588)	1	1	9
Guarantees	-	-	-	(8)	-	-	-
Debentures issued to financial institutes and others	(8)	(1)	(1)	(554)	1	1	8
Debentures issued to financial institutes and others	(12)	(2)	(1)	(820)	1	2	12
Debentures issued to financial institutes and others	(11)	(1)	(1)	(724)	1	1	11
Debentures issued to the public – Series 4	(15)	(2)	(1)	(1,031)	1	2	15
Debentures issued to the public – Series 5	(27)	(4)	(2)	(1,810)	2	4	27
Bank loans	(5)	(1)	-	(317)	-	1	5
Loans from others	(2)	-	-	(156)	-	-	2
Loans provided by the minority in a subsidiary	(7)	(1)	-	(449)	-	1	7
Hedging instruments not recognized for accounting
CPI forward transactions	26	3	2	(5)	(2)	(3)	(26)
Total	(75)	(10)	(5)	(6,815)	5	10	75

Sensitivity to changes in real shekel interest rates – 2008

The Group’s companies have index-linked debentures at fixed interest. These debentures are sensitive to changes in the real shekel interest rate. Debentures issued to the public – Series 4 – were traded on December 31, 2008 with a yield of 3.83% and an average life of 1.36. Debentures issued to the public – Series 5 – were traded on December 31, 2008 with a yield of 3.92% and an average life of 4.32. The fair value of non-negotiable debentures was calculated by discounting the future cash flows.

The fair value of the debentures is presented at the stock market value, in other words, by multiplying the market price on December 31, 2008 with the quantity of the issued nominal value. The fair value of non-negotiable debentures was calculated by discounting the future cash flows at an average interest rate of 4.16% to 9.1%. Loans from banks and other institutions are linked to the CPI and sensitive to changes in real shekel interest. These loans were discounted at an average interest rate of 5.68% – 11.30%.

	Profit (loss) from changes		Fair value	Profit (loss) from changes
	10%	5%		-5%	-10%
Debentures issued to financial institutes and others	2	1	(554)	(1)	(2)
Debentures issued to financial institutes and others	11	5	(820)	(5)	(11)
Debentures issued to financial institutes and others	24	12	(724)	(12)	(25)
Debentures issued to the public -Series 4	5	3	(1,031)	(3)	(5)
Debentures issued to the public - Series 5	29	15	(1,810)	(15)	(30)
Bank loans	4	2	(317)	(2)	(4)
Loans from others	8	4	(156)	(4)	(8)
Hedging instruments not recognized for accounting
CPI forward transactions	(5)	(2)	(5)	2	5
Total	78	40	(5,417)	(40)	(80)

Sensitivity to changes in nominal shekel interest rates – 2008

The sensitivity analysis of the shekel interest rate includes another scenario (12% up and down), which examines the most extreme daily change that occurred in the last ten years (a daily change of 12% in December 2001). The Group has accounts payable in installments. The fair value of these balances is calculated by discounting the future cash flow at an interest rate of 7.5%. The Group has unlinked loans from banking institutions at fixed interest. The loans were discounted at an average interest rate of 7.52%.

	Profit (loss) from changes			Fair value	Profit (loss) from changes
	12%	10%	5%		-5%	-10%	-12%
Shekel deposits	-	-	-	556	-	-	-
Accounts receivable repaid in installments	(8)	(7)	(3)	1,041	3	7	8
Deposit investments and debit balance	(1)	(1)	-	128	-	1	1
Long-term accounts receivable	-	-	-	34	-	-	-
Loans from banking corporations	17	14	7	(808)	(7)	(15)	(18)
Hedging instruments not recognized for accounting
CPI forward transactions	5	4	2	(5)	(2)	(4)	(5)
Dollar / shekel forward transactions	-	-	-	3	-	-	-
Options
Dollar / shekel sale option	-	-	-	(3)	-	-	-
Dollar / shekel purchase option	-	-	-	2	-	-	-
Total	13	10	6	948	(6)	(11)	(14)

Sensitivity to changes in US dollar interest rates – 2008

The sensitivity analysis of the dollar interest rate includes another scenario (15% up and down), which examines the most extreme daily change that occurred in the last ten years (a daily change of 15% in June 2003).

	Profit (loss) from changes			Fair value	Profit (loss) from changes
	15%	10%	5%		-5%	-10%	-15%
Dollar deposits	-	-	-	5	-	-	-
Firm commitments – space segments	20	13	7	(539)	(7)	(14)	(21)
Hedging instruments not recognized for accounting
Dollar/shekel forward transactions	-	-	-	3	-	-	-
Options
Dollar / shekel sale option	-	-	-	(3)	-	-	-
Dollar / shekel purchase option	-	-	-	2	-	-	-
Total	20	13	7	(532)	(7)	(14)	(21)

C.  CORPORATE GOVERNANCE

1.	Group involvement in the community and donations

The Group companies are active in the community through donations to not-for-profit associations and social organizations which promote education, welfare and other causes. Activities are expressed in monetary donations, contributions of communications infrastructures, and the encouragement of volunteering by employees in a range of activities for the community.

The guiding principle of the Company's contribution to the community this year was support for programs aimed at narrowing social-educational gaps that exist due to non-availability of the world of computers and the internet ("the digital divide").

In 2009, the Group donated NIS 12.1 million, and intends to increase its donation budget for 2010.

2.	Disclosure of the process for approval of the Company's financial statements

The Company organ charged with overall control is the Board of Directors, which appointed a Balance Sheet Committee which has the following composition and functions:

A.	The majority of the members of the committee have accounting and financial expertise, and one external director is a member.

B.
The Balance Sheet Committee discusses the financial statements before they are discussed by the Board of Directors, and makes a recommendation to the Board concerning their approval. The committee invites the auditors to attend these discussions. The committee discusses and makes recommendations to the Board on the following matters: setting accounting policy, and setting procedures relating to reporting and to financial records.

C.
The Balance Sheet Committee monitors changes in accounting principles and discusses their impact on the Company; it discusses subjects that arise during the auditing process, and discusses changes in the internal reporting set-up.

D.	The Balance Sheet Committee follows up and controls the implementation of the accounting policy decided upon, and applies the procedures set for reporting and financial records.

E.
The Balance Sheet Committee gives its opinion on the subjects listed above, as well as on other financial and accounting subjects, when it discusses the financial statements and when a specific issue of importance arises concerning any one of the above subjects.

F.	The Balance Sheet Committee advises the Board of Directors on the scope of the auditors' work and their fees.

G.	The Balance Sheet Committee is responsible for the Board's contact with the auditors concerning their work.

The financial statements were discussed by the Balance Sheet Committee and forwarded for the approval of the Board of Directors. The Board discussion was attended by the following officers: Board members Shlomo Rodav, Mordechai Keret, Menachem Inbar, Michael Grabiner, Stephen Grabiner, Adam Chesnoff, Yoav Rubinstein, Elon Shalev, Aryeh Saban, Ki Kiara, , David Gilboa, Rami Nomkin, Yitzchak Edelman and Yehuda Porat. Also attending were the following officers: Avraham Gabbay – CEO, Alan Gelman – Deputy CEO and CFO, and Amir Nachlieli – General Counsel. Others present were representatives from Somekh Chaikin, the Company's auditors.

3.	Disclosure concerning the auditor' fees

Below are the fees paid to the auditors of the main companies in the Group for auditing services and audit-related services:

Company	Auditor	Details	2009 (NIS ‘000)		2008
			Fee	Hours	Fee	Hours
Bezeq	Somekh Chaikin	Audit and audit-related services Other services	2,323 368	10,125 1,122	2,107 716	9,800 2,610
Pelephone	Somekh Chaikin	Audit and audit-related services Other services	1,278 107	5,475 320	800 279	3,950 870
Bezeq International	Somekh Chaikin	Audit and audit-related services Other services	517 76	2,335 195	472 24	2,250 110

The auditors’ fees were discussed by the Balance Sheet Committee and approved by the boards of directors of the Company and of each of the Group companies. The fees were determined on the basis of the hours worked and the hourly tariff in the prior year and with adjustment for changes and events which occurred in the reporting year.

4.         Directors with accounting and financial expertise and independent directors

A.
The Company's Board of Directors determined that the minimum number of directors who have accounting and financial expertise, as required by the provisions of the Companies Law, is one (and together with the external directors – two). The Board of Directors believes that this number will enable it to fulfill its statutory duties and the duties imposed by the documents of association, including review of the financial condition of the Company and preparing and approving the financial statements, taking into consideration the volume and complexity of its operations

B.
Serving directors in the Company who have the above skills are Shlomo Rodav (chairman), Zehavit Cohen, Menachem Inbar, Adam Chesnoff, Yoav Rubenstein, David Gilboa, Mordechai Keret (external director) and Yitzchak Edelman (external director). For information about their relevant education and experience, see Section 11 in Chapter D of the Periodic Report.

C.	The Company has not adopted in its articles the "Directive concerning the percentage of independent directors" as defined in Article 19(2)(e) of the Companies Law.

5.	Disclosure regarding an internal auditor in a reporting corporation

A.	The Company’s internal auditor

1.	Name: Malka Dror

2.	Date of commencement of office: August 14, 2006 (appointed as substitute), and from June 28, 2007, permanent appointment

3.
The internal auditor complies with the conditions set forth in Article 3(A) of the Internal Audit Law. Qualifications: BA in Economics (Hebrew University); CISA (Certified Information Systems Auditor) – USA)

4.	The internal auditor complies with the provisions of Article 8 of the Internal Audit Law and Article 146(B) of the Companies Law.

5.	Method of employment: the internal auditor is a Company employee.

B.	Method of appointment

Audit Committee discussions at its meetings on June 17, 2007 and June 21, 2007.

The committee recommended appointing Malka Dror as the Company’s internal auditor. Subsequently, the committee recommended appointing her to the Company management and granting her salary conditions and associated rights that are within the range of those granted to VPs in the Company. The Board of Directors approved the appointment on June 28, 2007.

Summary of the reasons for approving the appointment

The Board of Directors approved the appointment of Malka Dror, who served as acting internal auditor, as internal auditor following the recommendation of the Audit Committee, due to her qualifications and professional experience.

Duties, authority and tasks of the internal auditor

The authority and responsibility of the Company's internal auditor are laid down in the Company's internal audit procedure. The procedure was revised and approved by the Audit Committee on May 19, 2009.

Duties of the internal auditor according to the Company’s internal audit procedure

To examine the propriety of the operations of the Company and the actions of its officers and office-holders from the following aspects: compliance with the law, regulations and any statute applicable to the Company; good business practice; maintenance of the principles of good management, efficiency, thrift and integrity; whether they were carried out lawfully by a qualified person, whether they were accepted for business reasons and are beneficial to the achievement of the Company’s defined goals; compatibility with the policy and decisions made by Board of Directors and Company management.

Authority of the internal auditor according to the Company’s internal audit procedure

The Company's internal auditor may demand and receive any information, explanation and document required at her discretion for the performance of her function, and every Company employee is obliged to furnish any document or information at the Company's internal auditor's first request. The internal auditor will be invited to all meetings of management, the Board of Directors and its committees. The internal auditor may, with the approval of the Audit Committee chairman, examine a complaint received by the auditing unit as part of the auditing work.

C.	The organizational superior of the internal auditor

According to a resolution of the Company’s Board of Directors on May 27, 2009, the internal auditor answers to the CEO. Prior to that date, the internal auditor was organizationally subordinate to the Chairman of the Board.

D.	Work plan

1.	The work plan is annual.

2.
Considerations in determining the internal audit work plan

The guiding principle behind the annual work plan of the internal audit is the risk inherent in the Company's processes and operations. To assess the risks, the audit prepares a ‘control risk survey’ of the Company at least once every three years. As part of this survey, the audit examines, in cooperation with the Company's senior management, the material exposures and risks in the Company's operations and the control environment existing for management of these risks. The survey findings are used to compile the topics for the annual and multi-year work plan.

The considerations taken into account in compiling the work plan are these: reasonable coverage of all the Company’s areas of operation according to exposure to the material risks.

3.	Entities involved in compiling the work plan The internal auditor, management, the CEO, the Audit Committee, the Chairman of the Board.

4.	Entity accepting and approving the work plan The Audit Committee.

5.
The auditor’s discretion to deviate from the work plan

The auditor may propose subjects at her discretion or at the request of the CEO, and she may also recommend reducing or halting an audit of a topic approved in the work plan. In any event the approval of the Audit Committee chairman is required.

6.	During the reporting year the auditor did not examine any material transactions made.

E.	The audit’s response to corporations comprising a material holding

The work plan of the audit unit does not include an audit in corporations which are material holdings. All the corporations that are material holdings of the Company have their own internal auditors (either as employees or outsourced).  The audit reports are discussed in the audit committees and/or boards of directors of these corporations, on which senior officers of the Company serve. The internal auditor may, under the internal audit procedure and at her discretion, receive the audit reports of the subsidiaries’ statements and hold a work meeting with each of the auditors of the subsidiaries at least once a year, to discuss the audit plan and its implementation in the subsidiary company.

F.	Scope of employment

1.
Number of hours of employment in the year

The audit’s work plan for 2009 included 9,000 audit hours. The internal audit unit at the end of the reporting year employed five full-time internal auditors in addition to the Company's internal auditor.

2.
Reduction in volume of internal auditor’s work in the reporting year

In accordance with the audit procedure, the internal auditor submitted an annual work plan for 2010 to the Audit Committee, which is derived from the multi-year plan. The Audit Committee approved the work plan for 2010, from which a decision was derived to reduce the audit budget by 20% in 2010 compared with the 2009 budget. The 2010 budget allows for the employment of 4 auditors in addition to the Company's auditor (i.e. a reduction of the staff of one internal auditor from the beginning of 2010).

G.	Preparation of the audit

1.	Work standards Bezeq’s internal audit is prepared according to the binding standards of the Institute of Internal Auditors (I.I.A.).

2.
The Board’s criteria for ensuring that the auditor complies with all the requirements of the standards

In December 2004 an external audit investigation of Bezeq’s internal audit unit was carried out in compliance with a standard of the I.I.A. The conclusion of this audit was that the work of the Company’s internal audit unit complies with accepted professional internal audit standards.

H.	Access to information

The internal auditor is furnished with documents and information as stipulated in Section 9 of the Internal Audit Law, and she is granted permanent direct access to the Company’s information systems, including financial data.

I.	Internal Auditor’s report

The internal auditor submits the audit reports in writing.

The internal auditor routinely submits the audit reports during the reporting year to the Chairman of the Board, the CEO, the Audit Committee chairman and members. The Audit Committee conducts regular discussions of the audit reports.

The Audit Committee held 12 meetings in the reporting period and discussed 19 audit reports. Following are the dates of submission of the auditor’s reports and the dates of the discussions by the Audit Committee in the reporting year:

No.	Submission date	Committee discussion date
1	December 31, 2008	January 15, 2009
2	December 31, 2008	January 15, 2009
3	December 16, 2008	February 3, 2009
4	December 18, 2008	February 3, 2009
5	January 25, 2009	February 3, 2009
6	January 27, 2009	February 3, 2009
7	January 22, 2009	March 3, 2009
8	February 26, 2009	March 3, 2009
9	February 18, 2009	March 3, 2009
10	February 26, 2009	April 23, 2009
11	February 2, 2009	May 19, 2009
12	June 10, 2009	June 18, 2009
13	May 28, 32009	June 18, 2009
14	June 11, 2009	June 18, 2009
15	June 30, 2009	September 23, 2009
16	August 12, 2009	September 23, 2009
17	September 16, 2009	September 23, 2009
18	November 8, 2009	November 19, 2009
19	November 1, 2009	December 12, 2009

J.	The Board of Directors' assessment of the work of the Internal Auditor

Based on this section and the reports received from the internal auditor, the members of the Company's Board of Directors believe that that the scope of the Company audit performed in 2009, the nature and continuity of the internal auditor’s activities as well as the work plan, are reasonable in the circumstances and they achieve the objectives of the audit.

K.	Compensation

1.
The terms of employment of the internal auditor were discussed and approved by the Audit Committee and the Board of Directors as follows: Monthly salary of NIS 40,000 linked to the CPI from the date of appointment, and an annual target-based bonus set in advance by the Audit Committee and approved by the Board of Directors, of up to 50% of the annual salary excluding associated expenses.

2.
Pursuant to a resolution of the Board of Directors on March 10, 2008, 100,000 stock options were allotted to the internal auditor as part of an allotment to middle managers in the Company under an outline pi8ublished on March 11, 2008.

3.	The board of directors believes that the compensation of the internal auditor does not affect her professional judgment.

6.	Code of ethics

In October 2007, the Board of Directors of the Company re-adopted a code of ethics. The code establishes rules and principles of behavior for guiding the actions of officers, managers and employees in the Company. The code was formulated in the Company in 2005, and the new version incorporates a number of changes and revisions. The Board of Directors authorized the Company's management to ensure the assimilation of the code of ethics in the Company, and decided that it would become part of the binding procedures of the Company. At the end of 2008 the code of ethics was assimilated at the Company's management level. Since 2009 its assimilation among Company employees is being accomplished as part of routine management.

7.	The authority of the CEO

On September 4, 2007, Shlomo Rodav was appointed Chairman of the Board of Directors of the Company. On the same date, the Board resolved, in accordance with Section 50(A) of the Companies Law, 5759-1999 and with Articles 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in everything relating to the corporations held, directly or indirectly, by the Company, would transfer to the Board of Directors. Resolutions on the implementation of that decision were passed on subsequent dates.

8.
Disclosure concerning the stages of the corporation's preparation and progress in implementation of the provisions of the Securities (Periodic and immediate report) (Amendment) Regulations, 5770-2009 ("the Regulations", in the matter of the internal audit ("Implementation of the project"), at the date of this report

A.
On November 24, 2009, the Knesset Finance Committee proved an amendment to the Securities (Periodic and immediate reports) Regulations, 5730-1970 ("the Amendment"). The Amendment requires reporting corporations whose securities are listed on the Tel Aviv Stock Exchange, to make a declaration attesting to the effectiveness of their internal audit of financial reporting and disclosure. The Amendment defines a roadmap for its gradual implementation, so that by the date of the periodic Report for the year ended December 31, 2010 ("the Start Date"), the Company must include in that report the following three disclosures:

1.	A report of the board of directors and management of the Company concerning the effectiveness of the internal audit of the financial reporting and disclosure.

2.
A declaration signed by the CEO and by the most senior financial officer, that to their knowledge, the financial statements contain no misstatement of a material fact and that no representation of a material fact needed so that the representations made in them will not be misleading, is missing from the financial statements, and that they properly reflect, in all material respects, the financial condition, results of operations and cash flows of the corporation. They must also declare that they disclosed to the auditors, to the board of directors and to the audit committee of the Company all information concerning significant flaws and material weaknesses in the internal audit and any fraud, that they have set controls and procedures to ensure the propriety of the financial reporting and disclosure, and they have assessed the effectiveness of the internal audit.

3.	The opinion of the Company's auditors on the effectiveness of the internal audit.

Under the provisions of the Amendment, in the period from the date of publication of the Amendment to the Start Date, the Directors' Report will contain details about the stages of the Company's preparation and progress in implementation of the Amendment.

B.	Below is disclosure concerning the actions taken by the Group up to the date of the report for the year ended December 31, 2009:

1.
The Group commenced preparation for implementation of the project at the beginning of 2009. This included a preparation plan for implementation of the project which includes a definition of the content of the work required following performance of the risk assessment on the subject of financial reporting and disclosure, the formulation of detailed timetables, and determination of the managerial entities who would monitor the project's progress among the companies consolidated in the Group's financial statements.

2.	The person overseeing implementation of the project in the Group is the Deputy CEO and CFO, Alan Gelman.

3.
The processes deemed by the Group to be extremely significant for financial reporting and disclosure in the Company's consolidated financial statements were determined following a risk assessment of financial reporting and disclosure. In making that assessment, the Group relied on quantity criteria derived from the results of its operations and on quality criteria, which include, inter alia, reference to the following subjects: the size and composition of the accounts included in the accounts system; sensitivity to loss due to error; contingent liabilities or fraud; scope of operations; the complexity and homogeneity of the transactions included in an account or disclosure; the level of subjectivity in an account or disclosure; the existence of transactions with related parties in an account, and changes from prior periods in the characteristics of an account or disclosure.

These are the processes:

a.	Revenue
b.	Salary
c.	Property, plant and equipment

The relevance of these processes among the companies consolidated in the Group's financial statements was reviewed following the assessment of the financial reporting and disclosure risks.

D.  DISCLOSURE CONCERNING THE FINANCIAL REPORTING OF THE CORPORATION

1.	Critical accounting estimates

Preparation of the financial statements in accordance with IFRSs requires management to make assessments and estimates that affect the reported values of the assets, liabilities, income and expenses, as well as the disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. Information about the primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy is provided in the financial statements (see Note 2E). We believe that these assessments and estimates are critical since any change in these assessments and assumptions could potentially and materially affect the financial statements.

Estimated useful life of property, plant and equipment

The estimated useful lives of property, plant and equipment serve to determine the depreciation expenses that will be recorded in the reporting year. The main part of the communications infrastructure is managed according to asset groups. The depreciation rates are based on the average useful life of an asset group and not of each individual asset. The useful life of an asset group is examined periodically and is based on past experience, taking into consideration expected technological changes, company plans or other changes. If such changes occur earlier than foreseen or differently from expectations, the remaining useful life of such assets might be shortened. This results in an increase in future depreciation expenses. If the changes occur later than expected, the remaining useful life may be extended, and this results in a decrease in the depreciation expenses. Given the significant amounts of the Group’s depreciation expenses, such changes can have a material effect on the results of the actions and the financial position of the Group.

Assessing the value of items of property, plant and equipment

Certain items of property plant and equipment were re-valued to fair value upon the transition to IFRSs, based on their deemed cost, which was determined on the basis of their value on the transition date (January  1, 2005) according to the Group’s estimate based on the valuation of an external appraiser. In addition, the costs of dismantling, clearing and restoring sites were capitalized to the date of transition to IFRSs.

The residual value of the Company's copper cables was determined on the basis of the Company's assessment.  The Company is exposed to changes in the prices of copper, which cause a change in the residual value of the copper infrastructure (see Note 10B to the financial statements).

The use of estimates and assessments affects the items of property, plant and equipment and the depreciation expense (see Note 10 to the financial statements).

Employee benefit liability

These liabilities are based on actuarial calculations that include numerous calculation assumptions which can be different in practice. The assumptions relate, inter alia, to interest rates for capitalization, mortality tables, wage creep and turnover rates.

(Concerning changes in estimates due to these liabilities, see Note 17 to the financial statements.)

Deferred taxes

Deferred taxes are calculated at the tax rate expected to be in effect on their date of utilization. The tax benefit is included in the financial statements since according to the Company's business plans realization of the tax benefit is foreseeable. By nature, actual business results may differ from the business plans, and this can affect the future realization of the tax benefit (see Note 9 to the financial statements).

Provisions and contingent liabilities

The Group’s companies have contingent liabilities in amounts for which the possible maximum exposure is considerable. Among these include class actions with extremely significant amounts pending against Group companies.

Every year the Company makes estimates of the potential liabilities associated with every claim and action. It is naturally very difficult to determine the outcomes of the claims. The Company uses its best judgment and the assessments of its legal advisers to determine whether the Company is likely to bear the costs of settling claims and whether they can be reliably estimated.

Taking into consideration the uncertainty inherent in legal claims, it is possible that all or some of them will be concluded with the Company being ordered to pay amounts materially different from the provisions included in the financial statements, if any. (For details of provisions and contingent liabilities, see Notes 16 and 18 to the financial statements.)

Discontinued operation

On the date of termination of the consolidation of D.B.S. Satellite Services Ltd., the Company determined its investment on that company at fair value, and allocated the fair value to tangible assets. This was done by an external assessor, whose valuation was also based on various assessments and estimates (see Note 5 to the financial statements).

Measurement of recoverable amounts of cash-generating units

Recoverable amounts of cash-generating units are measured in order to assess the possibility of impairment of the unit's assets (including goodwill). The measurement involves estimates of the cash flows expected from the units (see Note 11 to the financial statements).

Share-based payments

Share-based payments re-measured by means of an economic model that includes estimates in various parameters (see Note 27E to the financial statements).

Provision for doubtful debts

The financial statements include a provision for doubtful debts which is generally calculated as a percentage of the trade receivables balance based on assessments for the future and past experience, and specifically in respect of debts which it is doubtful can be collected. Actual results might differ from these assessments and estimates, and affect the results of operations accordingly (see Note 8 to the financial statements).

2.	Due to the significant amounts of the claims filed against the Group, the auditors drew attention to the matter in their letter to the shareholders that preface the financial statements.

3.	Events after the balance sheet date

On March 2, 2010, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company, the distribution of a dividend to the shareholders in the amount of NIS 2,453 million.

E.  DETAILS OF SERIES OF DEBT CERTIFICATES

1.

		Series 4 debentures	Series 5 debentures
A	Issue date	June 1, 2004	June 1, 2004
B	Total par value on issue date	NIS 1,200,000,000	NIS 2,386,967,000
C	Its par value	NIS 600,000,000	NIS 2,386,967,000(1)
D	Par value reassessed for report date (linked to the CPI)	NIS 685,856,639	NIS 2,728,528,607(2)
E	Accumulated interest	NIS 19,203,986	NIS 84,357,009
F	Fair value	NIS 733,140,000	NIS 3,126,688,073
G	Stock exchange value	NIS 733,140,000	NIS 3,126,688,073
H	Interest type	Set at 4.8%	Set at 5.3%
I	Principal payment dates	June 1 every year through June 1, 2011	June 1 every year from 2011 through 2016
J	Interest payment dates	June 1 every year through 2011	June 1 every year through 2016
K	Linkage	The principal and interest are linked to the CPI (base index April 2004)	The principal and interest are linked to the CPI (base index April 2004)

(1)	Of which NIS 880.1 million par value held by a wholly-owned subsidiary.
(2)	Of which NIS 1,006.84 million held by a wholly-owned subsidiary.

Trust company – Mizrachi Tefahot Trust Company

The contact person in the trust company is Assaf Weiss, Adv. His email address is: assafw@umtb.co.il. The trustee’s address is 123 Hahashmonaim Street, Tel Aviv.

2.	For details of the ratings of the series of debt certificates, see Section 2.13.6 in Chapter A of the Periodic Report. The rating reports are attached in an appendix (in Hebrew).

3.
During and at the end of the reporting year the Company met all the conditions and commitments under the deed of trust and there were no conditions establishing cause to present the certificates of liability for immediate repayment. No collateral was given to secure payment for the holders of the certificates of liability. There is no encumbrance whatsoever on the certificates of liability.

F.  MISCELLANEOUS

1.
On October 25, 2009, the controlling shareholder in the Company, Ap.Sb.Ar. announced to the Company that it had entered into an agreement with 012 Smile Communications Ltd. for an off-board sale. For details, see Section 1.3.1 in Chapter A of the Periodic Report.

2.	For the 2010 outlook of the Bezeq Group, see Section 1.6 in Chapter A of the Periodic Report.

We thank the managers, employees and shareholders of the Group’s companies.

Shlomo Rodav Chairman of the Board of Directors	Abraham Gabbay CEO